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                                                                      EXHIBIT 21



                         SUBSIDIARY OF THE REGISTRANT


     The Registrant has one subsidiary, KS Bank, Inc., a North Carolina corporation. The subsidiary does business under its corporate name and under the name "KS Bank." The subsidiary previously had the name of Kenly Savings Bank, Inc., SSB, and did business under its corporate name and under the names "Kenly Savings Bank" and "Kenly Savings Bank, SSB."